September 22, 2006
Via Edgar and Facsimile (202) 772-9368
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: H. Roger Schwall
Re:	EV Energy Partners, L.P. Registration Statement on Form S-1 filed May 15, 2006, as amended File No. 333-134139
Ladies and Gentlemen:
          Energy Partners, L.P. (the “Partnership”) requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 1:00 p.m., Washington, D.C. time, on Tuesday, September 26, 2006, or as soon as practicable thereafter.
     The Partnership hereby acknowledges that:
•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
EV ENERGY PARTNERS, L.P.

By:	EV Energy GP, L.P.,
its general partner

	By:	EV Management, L.L.C.
its general partner

	By:	/s/ MICHAEL E. MERCER

Michael E. Mercer
Chief Financial Officer and Senior Vice President
Acceleration Request